EXHIBIT 99.4

Date

Board of Directors
PSB Bancorp, Inc.
Eleven Penn Center, Suite 2601
1835 Market Street
Philadelphia, PA  19103

Ladies and Gentlemen:

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the terms of the proposed merger (the "Merger") of First Bank of Philadelphia ("First Bank") with and into PSB Bancorp, Inc. ("PSB"). Pursuant to the Agreement and Plan of Reorganization dated March 19, 1999 between PSB and First Bank, the number of shares of PSB common stock received by a First Bank shareholder will be determined by an exchange ratio. The exchange ratio will be that number of shares of PSB common stock having a market value equal to $6.00. However, if the market value of PSB common stock is above $9.00 per share each First Bank share will be exchanged for 0.667 shares of PSB common stock and if the market value is below $7.00 per share each First Bank share will be exchanged for 0.857 shares of PSB common stock. If the market value of PSB common stock is below $6.50 on the closing date, First Bank can elect to terminate the agreement, unless PSB resets the exchange ratio equal to $6.00 divided by the market value of PSB common stock.

     Hopper Soliday, a division of Tucker Anthony Incorporated ("Hopper Soliday"), as a customary part of its investment banking business, is engaged in valuing businesses and their securities in connection with mergers and acquisitions, stock purchase offers, negotiated underwritings, secondary distributions of securities, private placements and for estate, corporate reorganization and other purposes.

     In rendering its opinion, Hopper Soliday reviewed, among other things:

     First Bank's Annual Reports on Form 10-K and related financial information for fiscal years ended December 31, 1993 through December 31, 1998, and First Bank's Quarterly
     Reports on Form 10-Q and related unaudited financial information for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998 and March 31, 1999;

     PSB's Annual Report on Form 10-KSB and related financial information for the fiscal years ended December 31, 1997 through December 31, 1998, and Pennsylvania Savings Bank Quarterly Call Reports as filed with the Federal Deposit Insurance Corporation (FDIC) for the periods ending December 31, 1995 and December 31, 1996, and PSB's Quarterly Reports on Form 10-QSB and related unaudited financial information for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998 and March 31, 1999;

     the offering circulars issued by PSB in its mutual holding company formation and its second step mutual-to-stock conversion;

     certain information concerning the respective businesses, operations, regulatory condition and prospects of PSB and First Bank, including financial forecasts relating to the business, earnings, assets and prospects of PSB and First Bank, furnished to Hopper Soliday by PSB and First Bank, which Hopper Soliday discussed with members of senior management of PSB and First Bank;

     historical market prices and trading activity for the PSB common stock and First Bank common stock and similar data for certain publicly traded companies which Hopper Soliday deemed to be relevant;

     the financial terms of the merger contemplated by the merger agreement and the financial terms of certain other mergers and acquisitions which Hopper Soliday deemed to be relevant;

     the pro forma impact of the merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of PSB;

     the implications for PSB's shareholders of the accounting treatment (pooling of interests compared with purchase accounting) for the merger;

     the Merger Agreement; and

     other matters that Hopper Soliday deemed necessary.

     Hopper Soliday also met with certain members of senior management and other representatives of PSB and First Bank to discuss the foregoing as well as other matters Hopper Soliday deemed relevant.

     In conducting our review and in arriving at our opinion, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or that which was publicly available and did not attempt independently to verify such information. We relied upon the managements of PSB and First Bank as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases thereof) provided to us and assumed that such forecasts and projections reflected the best currently available estimates and judgements of such managements and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses for PSB and First Bank were adequate to cover such losses. We did not make or obtain any evaluations or appraisals of the assets of PSB and First Bank, nor did we examine any individual loan credit files. Our opinion is limited to the fairness, from a financial point of view, to the shareholders of PSB of the merger consideration.

     In rendering our opinion we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to either PSB or, on a pro forma basis, the resulting company following the merger. Our opinion necessarily is based upon conditions as they exist on, and can be evaluated as of, the date of this letter.

     On the basis of the aforementioned analysis, and subject to the qualifications described above, as of the date hereof, we are of the opinion that the merger consideration provided for by the merger agreement is fair to the shareholders of PSB from a financial point of view.

Sincerely,



Hopper Soliday, a Division of Tucker Anthony Incorporated